August 1, 2022
Via U.S. Mail

Pinchas Wood El
16015 Cairnway Dr.
P.O. Box 841968
Houston, TX 77084-1968

Re: ESTATE OF JERRY WAYNE THOMPSON JR TRUST
File No. 811-23807

Dear Mr. Wood El:

On May 24, 2022, you filed a Form N-8A notifying the Commission of your intention to register as an investment company under the Investment Company Act. This filing also references a
$100,000,000 private placement of commercial paper for the Estate of Jerry Wayne Thompson
Jr. Trust. The filing does not follow the instructions or items required by Form N-8A and includes several exhibits that appear to have been sealed with a red fingerprint.

Based on our conversation with you, we believe you should either withdraw the Form N-8A or amend it to provide substantive and accurate responses to its item requirements. We also believe you should consult with a lawyer.

Your current filing is materially deficient. As a result of the missing and misleading disclosure,
you should not deem yourself a    registered    investment company, and we do
not believe
investors should rely on the documents you have filed with us for any investment purpose. It is our intention to post this letter publicly.

If you have any questions, you may contact our office at (202) 551-6921.

Sincerely,
Disclosure Review and Accounting Office